Equal Energy Concludes Strategic Review Process: Announces New Dividend and

Sale of Royalty Assets

Calgary, Alberta – November 27, 2012 -- Equal Energy Ltd. (TSX: EQU) (NYSE: EQU) announced several important initiatives today stemming from its recently-concluded strategic review process.

Highlights include:

•	An agreement to sell Equal’s remaining royalties and fee title lands in Western Canada to Keystone Royalty Corp. for $11.4 million in cash.
•	Initiation of a USD$0.20 per share annual dividend, starting on January 1, 2013.
•	A review of the composition of the board of directors and senior management team.
•	A review of compensation policies.
•	A major reduction in debt as a result of recent asset sales.
•	A focus on the liquids rich, natural gas Hunton property in Central Oklahoma.
•	Consideration of significant future acquisitions.

Equal also released details of its 2013 operating and capital budget, including a modest, year-over-year increase in liquids rich, natural gas production from the Central Oklahoma assets, an estimated cash flow of $33 million, and a $36 million capital budget.

“Our shareholders and other stakeholders have spoken, and we have listened”, Don Klapko, Equal’s President said.  “The strategic review and the plan we are announcing today greatly strengthen our company.  We believe the new dividend is well within our financial resources.  Our balance sheet is strong with approximately $150 million of cash and borrowing capacity combined.”

Mr. Klapko added:  “We are now in a position to consider significant accretive acquisitions providing additional growth opportunities.  Furthermore, continued recovery in natural gas and natural gas liquids pricing provides significant additional upside.”

Sale of Royalty Assets:
Under an agreement with Keystone Royalty Corp., Equal will sell its royalties and fee title lands in Western Canada for $11.4 million in cash.  Equal has also agreed to assign residual resource income tax pools to Keystone under the provisions of the Canadian Income Tax Act for $0.75 million in cash.  The effective date of the agreement is October 1, 2012 and closing is scheduled for December 13, 2012.  The date of the assignment of the income tax pools has not been determined.

Equal will add the proceeds from the sale of the royalties and fee title lands to cash reserves, resulting in an estimated $22 million in cash at year-end 2012.  Net debt at year-end 2012 will total approximately $23 million, including outstanding convertible debentures.  Equal’s credit facility has been adjusted to $125 million secured against the borrowing base of its Central Oklahoma assets.  The royalties and fee title lands were Equal’s last remaining Canadian assets and the company is currently winding down its Canadian operations.

Conclusion of Strategic Review:
The strategic review process that began on May 3, 2012 is now complete.  Dan Botterill, Equal’s chairman, said:  “We are pleased to have brought the review to a successful conclusion.  We are confident that the measures now being put in place herald an even brighter future for Equal.”

Mr. Botterill added that, as part of the process, the board will review its own make-up, the composition of the executive management team, and the company’s compensation policies.

The strategic review has resulted in the sale of the following assets:

1.	Northern Oklahoma
2.	Halkirk, Alliance, Wainwright, Clair and major abandonment liabilities
3.	Lochend Cardium
4.	Canadian royalties and fee title lands

The strategic review and subsequent actions have brought substantial benefits to Equal.  Among them:

•	Proceeds from the asset sales total $129.5 million, averaging over $48,000 per boe/d of production and $19.00 per boe of proven plus probable reserves.

•
A major reduction in corporate net debt from $149 million at the onset of the review to an estimated $23 million at the end of 2012 including  a cash balance of $22 million.  Equal’s debt-to-cash flow ratio is in the top 10% of our current competitor peer group.

•
The Central Oklahoma asset base has growth potential from drilling in addition to significant upside associated with a recovery in natural gas and natural gas liquids pricing.  Equal has retained approximately 75% of the production and 80% of its reserves that existed at the onset of the strategic review.

•	The cash reserves combined with an undrawn bank credit facility of $125 million allow the company to consider additional strategic growth strategies including acquisitions.

•
A single asset base that creates focus and clarity for management and shareholders.  Equal is now an exploration and production company operating solely in Central Oklahoma, which will allow management to focus on growth and cost efficiency. General and administrative costs will be reduced significantly.

•	A reduction in asset retirement obligation from $31 million to $10 million.

The graph below compares the shareholder return on a $100 investment in Equal common shares to the return in the S&P/TSX and the S&P/TSX Energy Index from the start of the strategic review process on May 3, 2012 to November 20, 2012.

“Investors have clearly recognized that the strategic review would yield tangible and positive results”, Mr. Botterill said.  “The measures that we are announcing today fully justify that confidence.”

Scotiabank and Desjardins Capital Markets acted as advisors on the strategic review process.

2013 Budget:
The board has approved the company’s 2013 operating and capital budget, as follows:

•	Average production of approximately 7,900 boe/d (6,400 boe/d net of royalties). Production is comprised of 52% natural gas; 46% NGL; 2% oil.

•	Cash flow estimated at $33 million based on the following assumptions:
o      Nymex Natural Gas:                  USD$3.90/mmbtu (Equal realization 87% of Nymex)
o      Propane at Conway Kansas:      USD$0.90/gallon (Equal NGL realization 89% of Conway Propane)
o      WTI Oil:                                     USD$90.00/bbl (Equal realization 96% of WTI)

•	Debt/Cash Flow: 0.7x

•	Capital spending of $36 million ($30 million for drilling and related infrastructure; $6 million for land and maintenance capital)

o
Drilling is expected to start in early 2013 with a rig running continuously through 2013 for a total of 10 Twin Cities Central Dolomite horizontal liquids rich natural gas wells drilled by the end of 2013.

•	Royalties and production taxes: 23%; Operating costs: $5.85/boe ($7.25/boe net of royalties); G&A: $2.65/boe ($3.25/boe net of royalties)

•	The sensitivities on 2013 cash flow for variation in commodity prices are as follows:

o	USD$0.50/mmbtu Nymex = $0.8 million change in cash flow (57% of projected natural gas production is hedged at an average of USD$3.71/mmbtu)
o      USD$0.10/gallon NGL prices = $3.7 million change in cash flow
o      USD$5.00/bbl WTI = $0.2 million change in cash flow

Future Plans:
As recommended by Equal’s strategic advisors and management, and approved by the board of directors, Equal will move forward as an exploration and production company.  Equal will also implement a USD$0.20 per share annual dividend, beginning on January 1, 2013 and payable at the end of each calendar quarter.  Although the board of directors gave serious considerations to other corporate structures, such as a U.S. MLP and a Canadian trust, expert advice on current market and commodity price conditions deemed them not to be prudent steps for Equal at this time.

Equal’s remaining asset is its Central Oklahoma Hunton play  with current production of approximately 7,800 boe/d of liquids-rich natural gas in an area with a strong history of drilling success.  Equal has  an established inventory of future drilling locations and a staff of experienced people managing these assets.

About Equal Energy:

Equal Energy is an oil and gas exploration and production company based in Calgary, Alberta, with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B), and shares are listed on the New York Stock Exchange under the symbol (EQU).  Equal’s oil and gas assets are centered on the Hunton liquids-rich natural gas property in Central Oklahoma.

Contacts:
Dell Chapman
Chief Financial Officer
(403) 538-3580 or (877) 263-0262

Don Klapko
President & CEO
(403) 536-8373 or (877) 263-0262

Bernard Simon
Vice-President – Kingsdale Communications Inc.
(416) 867-2304

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law including the timing or uncertainty of the sale of Equal’s royalties and fee title lands, assignment of tax pools, the repayment of the bank facility, the 2013 budget projections, the timing of the commencement of drilling and the payment of future dividends.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with closing the sale of the royalties and fee title lands, assignment of tax pools and subsequent payment, oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve and future production estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

Conversion: Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent
(“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.  All dollar values are in Canadian dollars unless otherwise stated.